SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1997.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


        For the transition period _______________ to _______________

                      Commission File No.:   0-17286


                           		PRIME BANCORP, INC.
             --------------------------------------------------
             (Exact Name of Issuer as Specified in its Charter)


        Delaware                                        23-2860688
------------------------                     --------------------------------
(State of Incorporation)                     (IRS Employer Identification No.)



           7100 Valley Green Road, Fort Washington, PA  19034-2209
           -------------------------------------------------------
                   (Address of Principal Executive Offices)



                 Prime Bancorp, Inc. Retirement Savings Plan
                 -------------------------------------------
                           (Full Title of the Plan)

REQUIRED INFORMATION
Prime Bancorp, Inc. Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore in lieu of items 1-3 on Form 11-K, the statements of net assets available for plan benefits as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1997 and the schedule of assets held for investment purposes as of December 31, 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  	June 29, 1998                         	Prime Bancorp, Inc. Retirement
                                                        			Savings Plan


                                            			 By: /s/ Harry Dingler, Jr.
                                                    --------------------------
                                                    Harry Dingler, Jr.
                                                    Plan Administrator

APPENDIX 1














                            PRIME BANCORP, INC.
                          RETIREMENT SAVINGS PLAN


                           Financial Statements

                    December 31, 1997, 1996 and 1995
               (With Independent Auditors' Report Thereon)

PRIME BANCORP, INC.
 RETIREMENT SAVINGS PLAN

Table of Contents

December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------
                                                                          Page
Independent Auditors' Report............................................  	1

Financial Statements
Statements of Net Assets Available for Plan Benefits
  as of December 31, 1997 and 1996...................................... 2 - 3

Statements of Changes in Net Assets Available for Plan Benefits
  as of December 31, 1997, 1996 and 1995................................	4 - 5

Notes to Financial Statements...........................................	7 - 13

Schedule
  1  Item 27(a) - Schedule of Assets Held for Investment Purposes.......  14

Independent Auditors' Report

The Trustees and Administrator
Prime Bancorp, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Prime Bancorp, Inc. Retirement Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such supplementary information and fund information have been subjected to the auditing procedures applied in the audits basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP
Philadelphia, PA  19103
June 1, 1998

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1997 and 1996

                                                  Year ended December 31, 1997
------------------------------------------------------------------------------------------------
                                      Growth
                    Money             and                   Prime
                    Market   Growth   Income  Certificates Common    Bond   Participant
                    Funds    Funds    Funds   of Deposit    Stock    Funds     Loans      Total
------------------------------------------------------------------------------------------------
Assets:
Investments at fair value
  Benham GNMA Income
    Fund           $    -        -        -           -          -  68,826         -     68,826
  Dreyfus Short Interest
    Government Fund     -        -        -           -          -  81,817         -     81,817
  Kaufmann Fund         -  164,432        -           -          -       -         -    164,432
  Money Market
     Fund           3,530        -        -           -          -       -         -      3,530
  Neuberger & Berman:
     Focus Fund         -  193,711        -           -          -       -         -    193,711
     Guardian Fund      -        -   82,101           -          -       -         -     82,101
  Participant Loans     -        -        -           -          -       -    69,034     69,034
  Prime Bancorp, Inc.
    common stock        -        -        -           -  3,463,777       -         -  3,463,777
  Prime Bank Certificates
    of Deposit          -        -        -     837,701          -       -         -    837,701
  Vanguard Wellington Fund       -  339,714           -          -       -         -    339,714
------------------------------------------------------------------------------------------------
Total investments   3,530  358,143  421,815     837,701  3,463,777 150,643    69,034  5,304,643
------------------------------------------------------------------------------------------------
Receivables:
   Employer's
     contributions      -    3,396    4,220       1,833      8,458   1,625         -     19,532
   Participants'
     contributions      -    6,640    9,100       3,279     17,924   3,640         -     40,583
------------------------------------------------------------------------------------------------
Total receivables       -   10,036   13,320       5,112     26,382   5,265         -     60,115
------------------------------------------------------------------------------------------------
Net assets available for plan benefits
                   $3,530  368,179  435,135     842,813  3,490,159 155,908    69,034  5,364,758
------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                     2                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN


                                            Year ended December 31, 1996
------------------------------------------------------------------------------------------------
                                      Growth
                    Money             and                   Prime
                    Market   Growth   Income  Certificates Common    Bond   Participant
                    Funds    Funds    Funds   of Deposit    Stock    Funds     Loans      Total
------------------------------------------------------------------------------------------------
Assets:
Investments at fair value
  Benham GNMA Income
    Fund           $    -        -        -           -          -  41,259         -     41,259
  Dreyfus Short Interest
    Government Fund     -        -        -           -          -  57,642         -     57,642
  Kaufmann Fund         -   94,291        -           -          -       -         -     94,291
  Money Market
     Fund           1,567        -        -           -          -       -         -      1,567
  Neuberger & Berman:
     Focus Fund         -  104,705        -           -          -       -         -    104,705
     Guardian Fund      -        -   41,213           -          -       -         -     41,213
  Participant Loans     -        -        -           -          -       -    23,971     23,971
  Prime Bancorp, Inc.
    common stock        -        -        -           -  1,906,755       -         -  1,906,755
  Prime Bank Certificates
    of Deposit          -        -        -     778,656          -       -         -    778,656
  Vanguard Wellington Fund       -  195,707           -          -       -         -    195,707
------------------------------------------------------------------------------------------------
Total investments   1,567  198,996  236,920     778,656  1,906,755  98,901    23,971  3,245,766
------------------------------------------------------------------------------------------------
Net assets available for plan benefits
                   $1,567  198,996  236,920     778,656  1,906,755  98,901    23,971  3,245,766
------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                     3                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 1997, 1996 and 1995

                                              Year ended December 31, 1997
------------------------------------------------------------------------------------------------
                                       Growth
                      Money             and                   Prime
                      Market   Growth  Income Certificates   Common   Bond  Participant
                      Funds    Funds   Funds  of Deposit      Stock   Funds    Loans      Total
------------------------------------------------------------------------------------------------
Additions to net
assets attributable to:
  Net realized
  and unrealized
  appreciation       $    -    15,408   32,415       -    1,684,118     778       -   1,732,719
  Dividend Income         -    29,603   38,116       -       67,000       -       -     134,719
  Interest income        51         -        -  48,298            -   7,847   4,375      60,571
------------------------------------------------------------------------------------------------
  Net investment income  51    45,011   70,531  48,298    1,751,118   8,625   4,375   1,928,009
------------------------------------------------------------------------------------------------
  Contributions:
    Employer            488    50,281   62,268  44,559      127,391  24,302       -     309,289
    Participants      1,502    52,107   70,875  33,652      151,702  27,538       -     337,375
------------------------------------------------------------------------------------------------
  Total contributions 1,990   102,388  133,143  78,211      279,092  51,840       -     646,664
------------------------------------------------------------------------------------------------
  Rollovers               -     4,955    4,955       -       33,537       -       -      43,447
------------------------------------------------------------------------------------------------
Total additions       2,041   152,354  208,629 126,509    2,063,747  60,465   4,375   2,618,120
------------------------------------------------------------------------------------------------
Reductions in
  net assets
  attributable to:
  Withdrawals          (406)  (13,778) (12,582)(37,396)    (428,016) (6,950)      -    (499,128)
------------------------------------------------------------------------------------------------
Total interfund transfers,
  including new loans and
  loan repayments       328    30,607    2,168 (24,956)     (52,327)  3,492  40,688           -
------------------------------------------------------------------------------------------------
Net increase          1,963   169,183  198,215  64,157    1,583,404  57,007  45,063    2,118,992

Net assets available
  for plan benefits
  Beginning of year   1,567   198,996  236,920 778,656    1,906,755  98,901  23,971    3,245,766
------------------------------------------------------------------------------------------------
  End of year        $3,530   368,179  435,135 842,813    3,490,159 155,908  69,034    5,364,758
------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                     4                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits


                                              Year ended December 31, 1996
------------------------------------------------------------------------------------------------
                                       Growth
                     Money              and                 Prime
                     Market   Growth   Income Certificates Common    Bond   Participant
                     Funds    Funds    Funds  of Deposit    Stock    Funds     Loans      Total
------------------------------------------------------------------------------------------------
Additions to net
assets attributable to:
  Net realized
  and unrealized
  appreciation      $     -     3,806    8,571        -  181,867      515        -     194,759
  Dividend Income         -     1,799    3,468        -   65,545        -        -      70,812
  Interest income         -         -        -   44,692        -    1,358    1,011      47,061
------------------------------------------------------------------------------------------------
  Net investment income   -     5,605   12,039   44,692  247,412    1,873    1,011     312,632
------------------------------------------------------------------------------------------------
Contributions:
    Employer         33,511    47,803   46,976   47,149   77,069   23,646        -     276,154
    Participants     64,699    52,069   51,127   39,348   49,276   25,001        -     281,520
------------------------------------------------------------------------------------------------
Total contributions  98,210    99,872   98,103   86,497  126,345   48,647        -     557,674
------------------------------------------------------------------------------------------------
  Rollovers          11,505         -   19,536        -   14,342        -        -      45,383
------------------------------------------------------------------------------------------------
Total additions     109,715   105,477  129,678  131,189  388,099   50,520    1,011     915,689
------------------------------------------------------------------------------------------------
Reductions in
  net assets
  attributable to:
  Withdrawals          (353)  (61,480) (58,153)(118,992)(624,415) (16,078)       -    (879,471)
------------------------------------------------------------------------------------------------
Total interfund transfers,
  including new loans and
  loan repayments  (107,795)   5,545    20,150  (41,920)   94,933   11,104   17,983          -
------------------------------------------------------------------------------------------------
Net increase
  (decrease)          1,567   49,542    91,675  (29,723) (141,383)  45,546  18,994      36,218

Net assets available
  for plan benefits
  Beginning of year       -  149,454   145,245  808,379  2,048,138  53,355   4,977   3,209,548
------------------------------------------------------------------------------------------------
  End of year      $  1,567  198,996   236,920  778,656  1,906,755  98,901  23,971   3,245,766
------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                     5                              (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits, continued

                                                 Year ended December 31, 1995
------------------------------------------------------------------------------------------------
                                Growth
                                 and                   Prime
                      Growth   Income   Certificates  Common    Bond      Participant
                       Funds    Funds    of Deposit    Stock    Funds         Loans       Total
----------------------------------------------------------------------------------------------
Additions to net
assets attributable to:
  Net realized
  and unrealized
  appreciation     $ 14,141     16,285        -   434,589       1,323           -        466,338
  Dividend Income     7,145      4,871        -    58,170           -           -         70,186
  Interest income         -          -   50,699         -       1,732           -         52,431
------------------------------------------------------------------------------------------------
  Net investment
  income             21,286     21,156   50,699   492,759       3,055           -        588,955
------------------------------------------------------------------------------------------------
 Contributions:
   Employer          28,961     30,818   70,493   160,523      14,586           -        305,381
   Participants      23,378     24,084   56,205   118,251      11,811           -        233,729
------------------------------------------------------------------------------------------------
 Total contributions 52,339     54,902  126,698   278,774      26,397           -        539,110
------------------------------------------------------------------------------------------------
  Rollovers             819      3,270    3,277     4,913           -           -         12,279
------------------------------------------------------------------------------------------------
Total additions      74,444     79,328  180,674   776,446      29,452           -      1,140,344
------------------------------------------------------------------------------------------------
Reductions in
  net assets
  attributable to:
  Withdrawals        (3,333)    (2,723)(116,437) (106,590)     (1,469)          -      (230,552)
------------------------------------------------------------------------------------------------
Total interfund transfers,
  including new
  loans              46,479     35,044  (17,724)  (81,276)     12,500       4,977              -
------------------------------------------------------------------------------------------------
Net increase
  (decrease)        117,590    111,649   46,513   588,580      40,483       4,977        909,792

Net assets available
  for plan benefits
  Beginning of year  31,864     33,596  761,866 1,459,558      12,872           -      2,299,756
------------------------------------------------------------------------------------------------
  End of year      $149,454    145,245  808,379 2,048,138      53,355       4,977      3,209,548
------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------
(1)	 Description of Plan

The following description provides only general information of the Prime Bancorp, Inc. (the Company) Retirement Savings Plan (the Plan) which became effective July 1, 1984. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Company merged with First Sterling Bancorp, Inc. on December 31, 1996. As a result, all First Sterling employees as of December 31, 1996 became employees of the Company and adopted the Plan. Assets of the former First Sterling Plan were transferred to the Plan, at their current value, with no recorded gain or loss, on January 23, 1998.

The Plan changed the trustee and recordkeeper from Charles Schwab and Fidelity Federal, respectively, to Delaware Charter Guaranty and Trust effective January 1, 1998.

General

The Plan is a salary reduction plan, also called a "401(k) plan", covering all full and part-time employees of the Company who have completed one year of service and attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, up to a maximum of $9,500. The Company may contribute a matching contribution based on the amount of the participant's elected salary reduction. Currently the Company matches 66 2/3% on the first 6% of the participants elected compensation. Additional amounts may be contributed at the option of the Company's board of directors. Discretionary contributions amounted to $199,000 in 1997, $176,000 in 1996 and $241,000 in 1995.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                     7                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

------------------------------------------------------------------------------
(1)	 Continued

Vesting

Participant's are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

Growth Funds - The growth funds include the Kaufmann Fund and the Neuberger
& Berman Focus Fund which aim for capital appreciation by investing in a broad range of companies that are perceived to be undervalued and undergoing positive changes or turnarounds.

Growth & Income Funds - The growth & income funds include the Vanguard Wellington Fund and the Neuberger & Berman Guardian Fund which seek long-term capital growth, current income and growth of income. The funds typically invest in securities (stocks and bonds) of dividend-paying companies with the potential for earnings growth.

Prime Bank Certificates of Deposit - Interest bearing certificates issued by the Bank at terms ranging from 6 months to 60 months and rates ranging from 4.40% to 6.30%.

Prime Bancorp, Inc. Common Stock - Seeks long-term capital growth, current income and growth of income. If monies available from contributions are insufficient to purchase a whole share of Prime Bancorp, Inc. common stock, such amount is invested on a short-term basis in a money market fund, which emphasizes liquidity and preservation of capital by investing in short-term debt instruments (maturing in one year or less). The money market fund is not a direct participant investment option.

Bond Funds - The bond funds include the Benham GNMA Income Fund and the Dreyfus Short Interest Government Fund which seek high income consistent with a high degree of principal stability by investing primarily in short-term, high quality bonds (rated AAA or AA).

Participants may change their investment options quarterly.

                                     8                              (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

------------------------------------------------------------------------------
(1) 	Continued

Loan Fund

Participants may borrow from their fund accounts any amount up to a maximum equal to the lessor of (i) $50,000 or (ii) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the participants' Loan Fund. Loan terms range from 1-5 years except for the purchase of a primary residence, which the range is 1-25 years.

The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Loan Committee. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over 5 years, 10 years or life. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited non-vested accounts may be used to reduce future employer contributions. There were no material forfeited non-vested accounts in 1997, 1996 or 1995.

Rollovers

Participants are permitted to deposit into the Plan, distributions received from other qualified plans (i.e., rollovers). Rollovers from other plans are allocated to the various funds based on the participant's direction. Participants are 100% vested in these rollovers.

Administrative Fees

All administrative expenses incurred by the Plan are paid for by the Company.

                                     9                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

------------------------------------------------------------------------------
(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in non-dollar mutual funds are carried at fair value, measured by net asset value reported by the respective mutual funds. The value of units of the mutual funds is based on the underlying fair value of the investments within the funds. The money market fund is valued at amortized cost which approximates fair value. Prime Bancorp, Inc. Common Stock is stated at fair value based on quoted market price. The certificates of deposit are carried at par which approximates fair value. Employee loans are stated at their unpaid principal balance which approximates fair value.

Securities transactions are recognized on the trade date. Realized gains and losses on investments are determined by the weighted average method. Changes in unrealized appreciation (depreciation) are included in investment income.

Payment of Benefits

Benefits are recorded when paid.






                                    10                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

------------------------------------------------------------------------------
(3)	 Investments

Investments as of December 31, 1997 and 1996 are as follows:

                                                  1997                1996
                                            -----------------   ------------------
                                            Historical  Fair    Historical  Fair
                                               cost     value      cost     value
----------------------------------------------------------------------------------
Benham GNMA Income Fund, 6,444 shares
 at 12/31/97; 3,933 shares at 12/31/96    $   67,335    68,826    40,838    41,259

Dreyfus Short Interest Government Fund,
 7,548 shares at 12/31/97; 5,303 shares
 at 12/31/96                                  81,665    81,817    58,155    57,642

Kaufmann Fund, 25,813 shares at 12/31/97;
 16,146 shares at 12/31/96                   152,010   164,432    93,076    94,291

Neuberger & Berman:
 Focus Fund, 5,856 shares at 12/31/97;
 3,397 shares at 12/31/96                    190,549   193,711   107,381   104,705

Guardian Fund, 3,170 shares at 12/31/97;
 1,608 shares at 12/31/96                     82,578    82,101    38,815    41,213

Prime Bancorp, Inc. Common Stock, 92,779
 Shares at 12/31/97, 93,012 at 12/31/96    1,074,752 3,463,777 1,140,431 1,906,755

Prime Bank Certificates of Deposit,
 $837,701 par value at 12/31/97; $778,656
 par value at 12/31/96                       837,701   837,701   778,656   778,656

Prime Bancorp, Inc. Stock Money Market
 Fund, 3,530 shares at 12/31/97; 1,567
 shares at 12/31/96                            3,530     3,530     1,567     1,567

Vanguard Wellington Fund, 11,535 shares
  at 12/31/97;  7,484 shares at 12/31/96      307,343   339,714   189,590   195,707

Participant loans, with interest rates
 ranging from 7% to 10% and maturity dates
 ranging from 1/31/98 to 7/30/23              69,034    69,034    23,971    23,971
----------------------------------------------------------------------------------
Total Investments                         $2,866,497 5,304,643 2,472,480 3,245,766
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------


                                    11                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements, Continued


------------------------------------------------------------------------------
(3)	 Continued

The change in unrealized appreciation of investments for 1997, 1996 and 1995 was:

Unrealized appreciation at December 31, 1997               $2,438,146
Unrealized appreciation at December 31, 1996                  773,286
---------------------------------------------------------------------
Change in unrealized appreciation for 1997                 $1,664,860
---------------------------------------------------------------------
---------------------------------------------------------------------

Unrealized appreciation at December 31, 1996               $  773,286
Unrealized appreciation at December 31, 1995                  937,264
---------------------------------------------------------------------
Change in unrealized appreciation for 1996                 $ (163,978)
---------------------------------------------------------------------
---------------------------------------------------------------------

Unrealized appreciation at December 31, 1995               $  937,264
Unrealized appreciation at December 31, 1994                  538,303
---------------------------------------------------------------------
Change in unrealized appreciation for 1995                 $  398,961
---------------------------------------------------------------------
---------------------------------------------------------------------


Listed below is the aggregate historical cost, aggregate proceeds and the net gain or loss arising from transactions, excluding money market accounts for years ended 1997, 1996 and 1995:


                                                        1997
                                       --------------------------------------
                                          Aggregate      Aggregate
                                       historical cost   proceeds    Net gain
-----------------------------------------------------------------------------
Sales of investment securities including
  Prime Bancorp, Inc. Common Stock        $204,919         272,778     67,859
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                                        1996
                                       --------------------------------------
                                          Aggregate      Aggregate
                                       historical cost   proceeds    Net gain
-----------------------------------------------------------------------------
Sales of investment securities including
  Prime Bancorp, Inc. Common Stock        $462,081         820,818    358,737
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                                        1995
                                       --------------------------------------
                                          Aggregate      Aggregate
                                       historical cost   proceeds    Net gain
-----------------------------------------------------------------------------
Sales of investment securities including
  Prime Bancorp, Inc. Common Stock        $121,640         189,017     67,377
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                    12                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued


------------------------------------------------------------------------------
(3) 	Continued

The following table shows the participation in each of the respective funds as of December 31, 1997, and includes participants who elected more than one investment option:

Kaufmann Fund                                          82
Neuberger & Berman Focus Fund                          78
Vanguard Wellington Fund                              108
Neuberger & Berman Guardian Fund                       46
Prime Bank Certificates of Deposit                    131
Prime Bancorp, Inc. Common Stock                      160
Benham GNMA Fund                                       38
Dreyfus Short Interest Government Fund                 45


(4)	 Income Tax Status

The plan administrator and the plan sponsor believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Internal Revenue Code. Accordingly, no provision for income tax is included in the accompanying financial statements.

(5) 	Description of Priorities Upon Plan Termination

Although the Company has not expressed any intention of terminating the Plan, it may do so at any time. Upon termination, all amounts credited to the participant accounts will become 100% vested. A reduction in the value of the participant account would occur if market value losses, surrender charges or deferred sales charges are incurred when Plan investments are liquidated for distribution.

(6) 	Reportable Transactions

Reportable transactions are generally defined as a single transaction, or a series of transactions, which exceed 5% of current value of the net plan assets at the beginning of the plan year. For the year ended December 31, 1997, there were no reportable transactions.

                                    13                               (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN                           Schedule 1

Item 27a--Schedule of Assets Held for Investment Purposes

December 31, 1997
--------------------------------------------------------------------------------
                                                        Historical     Current
                                                           cost        value
--------------------------------------------------------------------------------
Benham GNMA Income Fund, 6,444 units                   $   67,335        68,826
Dreyfus Short Interest Government Fund, 7,548 units        81,665        81,817
Kaufmann Fund, 25,813 units                               152,010       164,432
Prime Bank Stock Money Market Fund, 3,530 units             3,530         3,530
Neuberger & Berman
  Focus Fund, 5,856 units                                 190,549       193,711
  Guaridan Fund, 3,170 units                               82,578        82,101
Prime Bancorp, Inc. Common Stock, 92,779                1,074,752     3,463,777
Prime Bank Certificates of Deposit, 837,701 units         837,701       837,701
Vanguard Wellington Fund, 11,535 units                    307,343       339,714
--------------------------------------------------------------------------------
Participant loans, with interest rates ranging from 7%
  to 10%, and maturity dates ranging from 1/31/98 to
  7/30/23                                                  69,034        69,034
--------------------------------------------------------------------------------
Total investments                                      $2,866,497     5,304,643
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




















                                    14


